Alico, Inc.
Commission File number 0261

February 22, 2008

United States Securities & Exchange Commission
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Alico, Inc.
Form 10-K, filed November 14, 2007
File No. 000-00261

Dear Ms. Jenkins:

We have carefully reviewed your comment letter dated February 11, 2008.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  Additionally, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Our responses are included in this letter and follow the same sequence as your comments.  For your convenience, we have restated the SEC comments below and follow each comment with our response.

Management’s Discussion and Analysis, page 21

1.
SEC Comment: We note on page 64 that you are evaluating the impact that FIN 48, as issued in June 2006, will have on your consolidated financial statements.  Please expand your discussion and analysis to provide the disclosures described within the Interpretive Response to Question 2 of SAB Topic 11:M.

Response:

The following is an excerpt from SAB Topic 11 M (emphasis added):

Question 2: Does the staff have a view on the types of disclosure that would be meaningful and appropriate when a new accounting standard has been issued but not yet adopted by the registrant?

Interpretive Response: The staff believes that the registrant should evaluate each new accounting standard to determine the appropriate disclosure and recognizes that the level of information available to the registrant will differ with respect to various standards and from one registrant to another. The objectives of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. The staff understands that the registrant will only be able to disclose information that is known.

The following disclosures should generally be considered by the registrant:

    * A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.

    * A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.

    * A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.

    * Disclosure of the potential impact of other significant matters that the registrant believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

According to the guidance offered, the Company believes it complied with the first objective by disclosing the new standard, the adoption requirement date, and steps to be taken in the adoption.  Furthermore, the Bulletin acknowledges that a registrant can only disclose impacts that are known or reasonably estimable.

Alico has been involved in IRS audits related to its Agri-Insurance subsidiary.  Negotiations with IRS Appeals remain ongoing, and involve complex issues in regards to international taxation, some of which the Company hopes will be resolved through the IRS appeals process.  At the time the 10-K was issued, the Company was working to identify the issues impacting the FIN 48 calculation..  For these reasons, the Company stated that it was “evaluating the impact this statement will have on its consolidated financial statements”.
Subsequently, the Company adopted FIN 48 during the transition period ended September 30, 2007 and included an adjustment of $441,000 related to such adoption.  Ultimately, we consider this amount to be immaterial to the financial statements of the Company.  The 10Q incorporating the adoption was filed by February 15, 2008.

Financial Statements and Supplementary Data, page 34
Note (5) Property, Buildings and Equipment, page 50

2.
SEC Comment:  We note that you credited $1.3 million to fiscal year 2006 operations for the reestablishment of portions of grove that were previously estimated as lost in fiscal year 2005.  Please provide us with the specific accounting guidance that you applied to support your reversal in fiscal year 2006 of the charge recorded in fiscal year 2005.  In your response, explain how you considered paragraph 15 of SFAS 144 in accounting for the restoration of the previously recognized impairment loss.  Revise your financial statements as necessary.

Response:

During fiscal year 2005 under Florida law, citrus groves infected with canker required the destruction of all citrus trees within a 1,900 foot radius of the discovery.  The Company’s canker inspectors discovered canker in several of the Company’s groves in fiscal year 2005.

The Company viewed this as a casualty loss requiring evaluation based on the criteria of SFAS 5 not as an impairment to be evaluated in accordance with SFAS 144.  The Company’s consideration of the applicability of SFAS 144 involved an evaluation of the requirements regarding determination of impairment.

Impairment is defined in SFAS 144 as the condition that exists when the carrying amount of an asset or asset group exceeds its fair value.  To determine if this condition exists, a projection of future cash flows must be prepared for the asset or asset group and compared to the carrying value. Paragraph 4 of SFAS 144 provides, “For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.” In the case of the groves, clearly this would be at the grove level not the level of an individual tree or group of trees in a grove.  Given the lengthy useful life of the groves (22-40 years) and the positive cash flows, any cash flow analysis would result in a conclusion that the groves were not impaired even after consideration of the trees to be destroyed. Yet, it was clear to the Company that the eventual destruction of trees represented a loss that should be estimated and recognized in the Company’s financial statements.

SFAS 5 in paragraph 1 states, “a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency") or loss (hereinafter a "loss contingency") to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability.”  The statement clearly refers to the “loss or impairment of an asset” or in the case of the Company the loss of certain of its trees.  As the destruction of the trees had not yet occurred, the Company viewed this as a contingency that should be properly accrued.  In further analogizing certain of the precepts in SFAS 5, the Company considered the guidance in paragraph 32 which discusses the expropriation of assets. While the trees were not expropriated, their destruction was mandated by governmental decree.  Paragraph 32 states, “The threat of expropriation of assets is a contingency within the definition of paragraph 1 because of the uncertainty about its outcome and effect. If information indicates that expropriation is imminent and compensation will be less than the carrying amount of the assets, the condition for accrual in paragraph 8(a) is met.”  Accordingly Company estimated the carrying value of the trees that would be destroyed and established a reserve for the amount of loss in excess of any reimbursement.  Changes in events and circumstances dictated that this estimate be reevaluated in a subsequent period and upon this reevaluation, the Company adjusted the reserve for the change in estimate as disclosed in the Form 10-K.

After considering the facts and circumstances regarding the transactions above, the Company respectfully suggests that the 10-K is accurate and not misleading as it now stands.  We will include specific language about the expectations regarding future accounting pronouncements, including if the impact is unknown, in all of our future filings.

I will call you after you have had time to review our responses to discuss this further.

We look forward to resolving this matter to everyone’s satisfaction as soon as possible.

Respectfully submitted,

/s/ Patrick W. Murphy

Patrick W. Murphy
Chief Financial Officer
Alico, Inc.